Exhibit 99.1

Yuchai Establishes New Engine Service Joint Venture

SINGAPORE, June 7, 2022/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today that Guangxi Yuchai Machinery Monopoly Development Co., Ltd. (“YMMC”), a subsidiary of GYMCL, has formed a new joint venture, Suzhou Yuxing Automobile Technology Co., Ltd. (“Suzhou Yuxing”), to enhance the nationwide engine services and emergency services for all vehicles powered by Yuchai engines in China.

Pursuant to the joint-venture agreement, YMMC has a 30% equity interest in Suzhou Yuxing. Xingwei Automobile Technology (Wuxi) Co., Ltd. owns a 25% equity interest. Tianjin Zhuoyu Automobile Technology Partnership has another 8% equity interest. Fujian Zhongchuang Chelian Network Technology Co., Ltd. (also known as “Qipeiyun”), an automotive parts supply chain service provider, has a 12% equity interest. Tianjin Zhongding Chuangxing Automobile Technology Partnership, incorporated by YMMC’s distributors, owns a 25% equity interest.

Total registered capital for Suzhou Yuxing is RMB 5 million, pro-rated among the equity owners by their respective interest.

Weng Ming Hoh, President of China Yuchai commented, “This new joint venture will become a service platform to complement our current service stations network in nearly all provinces, and enable us to foster better relationships with our end customers across China.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2021, GYMCL sold 456,791 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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Kevin Theiss

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